**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 20, 2013**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Green Dot Corp.**

**File No. 1-34819 - CF#29408**
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Green Dot Corp. submitted an amended application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.12 to a Form 10-K filed on March 1, 2013, as amended.  The exhibit was re-filed as Exhibit 10.12 to the Form 10-K/A filed on August 9, 2013.

Based on representations by Green Dot Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12            through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary